Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-192476 and 333-194256

Free Writing Prospectus dated May 6, 2014

Fantex, Inc.

On April 30, 2014, a program based on an earlier interview with Fantex, Inc. Chief Executive Officer, Cornell “Buck” French, was broadcast by WIVB-TV (the “Broadcast”), the transcript of which is attached hereto as Annex A. In addition, Darren Heitner of Forbes released a tweet (the “Tweet”) regarding the initial public offerings of the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”) and the Fantex Series EJ Manuel Convertible Tracking Stock (“Fantex Series EJ Manuel”) of Fantex, Inc. (the “Vernon Davis Offering” and the “EJ Manuel Offering” respectively, and collectively the “Offerings”), the text of which is attached hereto as Annex B. The Offerings are covered by the Registration Statements on Form S-1 (File Nos. 333-192476 and 333-194256, respectively), as amended (the “Vernon Davis Registration Statement” and the “EJ Manuel Registration Statement” respectively, and collectively the “Registration Statements”), that we have filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Broadcast and the Tweet includes certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company.

The Broadcast and the Tweet were not prepared by or reviewed by the Company or any other offering participant prior to their publication. The publishers of the Broadcast and the Tweet are not affiliated with the Company. The Company made no payment and gave no consideration to the publishers in connection with the Broadcast or the Tweet or any other publications by the publisher concerning the Company. With the exception of statements of Mr. French or derived from the Company’s Registration Statement, the Broadcast and the Tweet represented the publishers’ opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Broadcast, the Tweet or contained herein only after carefully evaluating all of the information in the Company’s Registration Statements and the other documents incorporated by reference into such Registration Statements.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the offering, future brand income under the Company’s brand contract with Mr. Manuel, the ability to contribute to Vernon Davis’s and EJ Manuel’s efforts to build brand value, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company, Vernon Davis or EJ Manuel. The Company generally identifies forward-looking statements by words such as “intend,” “believe,” “may,” “will,” “would,” “should,” “could” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Transcript of the Broadcast with Diana Fairbanks and Lauren Brill

MEDIA:	Television
STATION:	WIVB
MARKET:	Buffalo, NY
Date:	04/30/2014
Program:	News 4 at 5 p.m.
SUBJECT:	Fantex/EJ Manuel

Diana Fairbanks, Anchor:

Imagine when your favorite pro athlete becomes a star, you reap the benefits. News 4’s Lauren Brill shows us an enterprise that’s looking to share some star power with fans. And a member of the Bills has signed on already.

Lauren Brill, Sports Reporter:

Have you ever thought athletes are paid way too much? Well, you may have a change of heart. Bills quarterback EJ Manuel is giving fans a chance to have a piece of the pie. Pretty soon the public will have the chance to cash in on the success of Bills quarterback EJ Manuel. A San Francisco based company called Fantex will allow fans to invest in 10% of Manuel’s brand.

Buck French, CEO, Fantex Holdings:

You go to Fantex.com, in a week or two they can start the process of reserving the shares that would turn it…reserving shares that ultimately will turn into an actual share that’s linked to the cash flow of his brand.

Brill:

It’s kind of like fantasy football except its real. His brand income includes more than just NFL contracts.

French:

His current and future NFL contracts, endorsements, appearance fees, his post career should he go into broadcasting or be a talk show host or something of that nature.

Brill:

The company calculated Manuel’s projected gross brand income to be more than 104 million. Contingent upon financing, Fantex intends to pay Manuel a little less than 5 million for 10% of his income from anything related to the NFL, including non football activities. Fantex believes Manuel is a good investment despite an injury filled rookie season.

French:

His knee injuries were all normal…what we would classify as normal wear and tear.

Brill:

In a way, some may say Manuel is betting against himself. But Fantex says this is actually a way for him to invest in himself and build his brand. Whatever the case may be, for someone to likely profit off Manuel they still need him to produce.

French:

Who knows how he’s going to develop as a quarterback. We clearly think that he has those attributes and obviously the Buffalo Bills do too, that he can have a successful NFL career but he’s got to go out and do it.

Brill:

Manuel is one of three athletes to agree to terms with Fantex. The others being Vernon Davis and Aaron Foster. The stock linked to Davis went public earlier this week. Lauren Brill, News 4 sports.

* * * * *

Annex B

Text of the Tweet by Darren Heitner

Fantex says no material bumps w/@VernonDavis85-related stock since market opened on Monday. Will announce @EJManuel3 offering date tmrw.